Via EDGAR and Federal Express

May 3, 2012

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexeo Solutions, LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed April 10, 2012
File No. 333-179870

Ladies and Gentlemen:

Set forth below is the supplemental response of Nexeo Solutions, LLC, a Delaware limited liability company (the “Issuer,” and together with its consolidated subsidiaries, including Nexeo Solutions Finance Corporation, a Delaware corporation, the “Company,” “we,” “us” or “our”), and Nexeo Solutions Finance Corporation (the “Co-Issuer,” and together with the Issuer, the “Issuers”) to comment #2 received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2012, with respect to the Amendment No. 1 to the Company’s Registration Statement on Form S-4, File No. 333-179870, filed on April 10, 2012, as an amendment to the Company’s Registration Statement on Form S-4, File No. 333-179870 initially filed with the Commission on March 2, 2012 (the “Registration Statement”).

We are submitting this supplemental response letter based on discussions with the Staff following our submission of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and the accompanying response letter, each filed with the Commission on May 1, 2012. For your convenience, our supplemental response is prefaced by the exact text of the Staff’s comment #2 in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

2.	We note your response to comment 14 in our letter dated March 30, 2012. You state that the financial statements of Beijing PlasChem were prepared under PRC GAAP, rather than U.S. GAAP, for the purposes of performing your test of significance pursuant to Rule 3-05 of Regulation S-X. Your response is currently being reviewed by our Division’s Chief Accountant’s Office and we may comment on this matter in the future.

Securities and Exchange Commission

May 3, 2012

Response:

As discussed in our telephonic discussions with the Division’s Chief Accountant’s Office on May 2, 2012 regarding Comment #2 above, we have concluded that our probable acquisition of the 60% joint venture interest would not exceed 50% significance on any of the significance tests calculated using the most recent unaudited pre-acquisition annual financial statements of Beijing PlasChem for the year ended December 31, 2011 on a U.S. GAAP basis and the Company’s consolidated financial statements for the period from November 4, 2010 (inception) to September 30, 2011, the Company’s most recently completed audited fiscal period prior to the proposed acquisition. As outlined in our discussion with the Staff, we have reached this conclusion based upon our analytical review indicating a significant gap between the current financial information of Beijing PlasChem and the 50% significance threshold, the significant magnitude of U.S. GAAP adjustments which would be required to reach the 50% benchmark and our preliminary review of PRC GAAP versus U.S. GAAP under which we have concluded that any significant U.S. GAAP adjustments would be to lower the income of Beijing PlasChem, decreasing its significance under the income test. We also understand that upon the consummation of the acquisition that we will need to retest the financial information of Beijing PlasChem calculated on a U.S. GAAP basis to confirm that it does not meet the 20% significance level applicable to consummated acquisitions.

In addition, per the Staff’s suggestion in our telephonic discussions with the Division’s Chief Accountant’s Office on May 2, 2012, we will add the underlined sentences below to the discussion of our liquidity in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview” on page 65 of Amendment No. 3 to the Registration Statement.

“Our operating cash requirements consist principally of inventory purchases, trade credit extended to customers, labor, and occupancy costs. Non-operating cash requirements include debt service requirements, one-time acquisition-related costs, and investor payments. We believe our most significant non-operating cash use during the next twelve months will be for interest payments, investor distributions for estimated taxes, funding for the initial investment in the joint venture with Beijing PlasChem and acquisition-related expenses. Within 30 days of the closing of the joint venture’s acquisition of Beijing Plaschem’s operations, we will provide an additional loan to the joint venture for working capital of $10.0 million, which will be denominated in U.S. dollars. Based on the historical business performance of Beijing Plaschem, we believe that any future working capital needs of the joint venture will be funded from cash flows from operations of the joint venture. In the event that the joint venture does require additional working capital that cannot be funded from cash flows from operations, any additional funding for the joint venture’s operation will be at the discretion of the board of directors of the joint venture, which is controlled by us. There is currently no obligation to fund any amounts for the joint venture’s operation beyond the initial $10 million working capital loan.”

(Signature page follows)

Securities and Exchange Commission

May 3, 2012

Please direct any questions that you have with respect to our supplemental response to Sarah K. Morgan at Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

NEXEO SOLUTIONS, LLC

By:	/s/ Michael B. Farnell, Jr.
Michael B. Farnell, Jr.
Chief Legal Officer

Enclosures

cc:	Jessica Kane, Securities and Exchange Commission
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Sarah K. Morgan, Vinson & Elkins L.L.P.